FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2014

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: August 18, 2014

BUENAVENTURA ANNOUNCES ACQUISITION OF

51% OF CHUCAPACA PROJECT

Lima, Peru, August 18, 2014 - Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded, precious metals mining company announced the acquisition of 51% of Canteras del Hallazgo S.A.C (49% held by Buenaventura), owner of the Chucapaca project, from Minera Gold Fields Peru S.A. (a subsidiary of Gold Fields Ltd, a globally diversified producer of gold with operations in Australia, Ghana, Peru and South Africa). At the conclusion of this transaction, Buenaventura will control 100% of this project.

Mr. Roque Benavides, Chairman and CEO, stated: “Chucapaca, as an underground mining project located in Peru, offers important potential to continue growing in terms of gold resources and future production. This acquisition fits perfectly with Buenaventura’s expertise to develop underground mining operations that will permit the maximization of shareholders’ value, adding precious metal resources to our portfolio.”

The agreement considers a US$81 million cash payment and a 1.5% net smelter return royalty on gold, silver and copper sales. Buenaventura holds the right of first refusal if Minera Gold Fields Peru S.A decides to sell these royalties.

As a consequence, Buenaventura is taking over 100% ownership of Canteras del Hallazgo S.A.C.

Buenaventura is confident with regards to the strong potential of high grade gold ore in Chucapaca, as is Gold Fields, who requested a royalty payment to participate in the upside.

***

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines, as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Breapampa*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer and Canteras del Hallazgo S.A, owner the Chucapaca project.

For a printed version of the Company’s 2013 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release